As filed with the U.S. Securities and Exchange Commission on January 19, 2018

Securities Act of 1933 File No. 33-19229

Investment Company Act of 1940 File No. 811-05430

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Post-Effective Amendment No. 156	☒

And/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 154	☒

(Check appropriate box or boxes)

SSGA FUNDS

(Exact Name of Registrant as Specified in Charter)

One Lincoln Street

Boston, Massachusetts 02111

(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (617) 664-7037

Name and Address of Agent for Service:	Copies to:

Joshua A. Weinberg	Timothy W. Diggins, Esq.
Managing Director and Managing Counsel	Ropes & Gray LLP
SSGA Funds Management, Inc.	800 Boylston Street
One Lincoln Street	Boston, Massachusetts 02199-3600
Boston, Massachusetts 02111-2900

Approximate Date of the Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

This post-effective amendment will become effective immediately under Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 156 to the Registration Statement on Form N-1A (File No. 33-19229) of SSGA Funds (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 156 consists only of a facing page, this explanatory note, Part C of the Registration Statement, and exhibits 28(h)(5) and 28(h)(6), filed pursuant to Item 28 of the Registration Statement. This Post-Effective Amendment No. 156 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 156 shall become effective immediately upon filing with the Securities and Exchange Commission (the “SEC”). Parts A and B of this Registration Statement are incorporated by reference to the Prospectus and Statement of Additional Information contained in Post-Effective Amendment No. 154, which was filed on EDGAR on December 19, 2017 (SEC Accession No. 0001193125-17-373778).

PART C: OTHER INFORMATION

Item 28.	Exhibits

		NAME OF EXHIBIT	INCORPORATED BY REFERENCE OR EXHIBIT NUMBER

a.	Second Amended and Restated Master Trust Agreement dated May 15, 2012		Post-Effective Amendment #110 (08/02/12)

	1.	Amendment No. 1	Post-Effective Amendment #114 (12/14/12)

	2.	Amendment No. 2	Post-Effective Amendment #149 (12/17/15)

	3.	Amendment No. 3	Post-Effective Amendment #152 (12/19/16)

b.	Amended and Restated Bylaws		Post-Effective Amendment #152 (12/19/16)

c.	Instruments Defining Rights of Security Holders

	1.	Voting Rights Policy	Post-Effective Amendment #86 (12/20/04)

d.	Investment Advisory Contracts

	1.	Amended and Restated Investment Advisory Agreement between SSGA Funds Management, Inc., and SSGA Funds dated April 11, 2012, as amended through May 15, 2012.	Post-Effective Amendment #110 (08/02/12)

	2.	Advisory Fee Waiver and Reimbursement Letter for calendar year ending December 31, 2018.	Post-Effective Amendment #154 (12/19/17)

e.	Underwriting Contracts

	1.	Shareholder Servicing Agreement by and between SSGA Funds and State Street Bank and Trust Company.	Post-Effective Amendment #42 (12/24/97)

	2.	Shareholder Servicing Agreement by and between SSGA Funds and State Street Capital Markets LLC.	Post-Effective Amendment #39 (12/27/96)

	3.	Shareholder Servicing Agreement by and between SSGA Funds and State Street Bank and Trust Company, Fiduciary Investor Services.	Post-Effective Amendment #39 (12/27/96)

	4.	Shareholder Servicing Agreement by and between SSGA Funds and State Street Bank and Trust Company.	Post-Effective Amendment #42 (12/24/97)

	5.	Shareholder Servicing Agreement by and between SSGA Funds and Citistreet LLC.	Post-Effective Amendment #63 (10/1/01)

	6.	Shareholder Servicing Agreement by and between SSGA Funds and State Street Bank and Trust Company, High Net Worth Services Division.	Post-Effective Amendment #63 (10/1/01)

	7.	Form of Shareholder Servicing and Distribution addenda relating to Select Class.	Post-Effective Amendment #93 (11/29/05)

	8.	Second Amended and Restated Distribution Agreement between State Street Global Advisors Funds Distributors, LLC and SSGA Funds dated May 1, 2017.	Post-Effective Amendment #154 (12/19/17)

f.	Bonus or Profit Sharing Contracts		None

g.	Custodian Agreements

	1.	Amended and Restated Custodian Contract between State Street Bank and Trust Company and SSGA Funds dated April 11, 2012.	Post-Effective Amendment #110 (08/02/12)

	2.	Fee Schedule dated January 1, 2008	Post-Effective Amendment #99 (12/18/08)

h.	Other Material Contracts

	1.	Master Securities Lending Authorization Agreement with State Street Bank and Trust Company.	Post-Effective Amendment #154 (12/19/17)

	2.	Master-Feeder Participation Agreement – S&P 500 Index Fund.	Post-Effective Amendment #66 (12/28/01)

	3.	Reimbursement Agreement.	Post-Effective Amendment #114 (12/14/12)

	4.	Transfer Agency and Service Agreement dated June 1, 2015 between each of State Street Institutional Investment Trust and SSGA Funds and Boston Financial Data Services, Inc.	Post-Effective Amendment #148 (10/16/15)

	5.	Amendment to Schedule A of the Transfer Agency and Services Agreement dated June 9, 2017 between State Street Institutional Investment Trust, SSGA Funds and Boston Financial Data Services, Inc.	Filed Herewith as Exhibit 28(h)(5)

	6.	Amendment to Transfer Agency and Service Agreement dated June 1, 2015 between each of State Street Institutional Investment Trust and SSGA Funds and Boston Financial Data Services, Inc.	Filed Herewith as Exhibit 28(h)(6)

	7.	Master Sub-Administration Agreement between State Street Bank and Trust Company and SSGA Funds Management, Inc. dated June 1, 2015.	Post-Effective Amendment #149 (12/17/15)

	8.	Administration Agreement between SSGA Funds Management, Inc. and SSGA Funds, dated June 1, 2015.	Post-Effective Amendment #149 (12/17/15)

i.	Legal Opinion

	1.	S&P 500 Index, Dynamic Small Cap, Emerging Markets, International Stock Selection Funds	Post-Effective Amendment #42 (12/24/97)

	2.	High Yield Bond Fund	Post-Effective Amendment #45 (4/28/98)

	3.	Select Class Shares	Post-Effective Amendment #93 (11/29/05)

	4.	Class A, Class I and Class K shares	Post-Effective Amendment #140 (06/24/14)

j.	Other Opinions: Consent of Independent Registered Public Accountant

	1.	Consent of Independent Registered Public Accountant- Ernst &Young LLP.	Post-Effective Amendment #154 (12/19/17)

k.	Omitted Financial Statements		None

l.	Initial Capital Agreements

	1.	S&P 500 Index, Dynamic Small Cap, Emerging Markets, International Stock Selection Funds	Post-Effective Amendment #42 (12/24/97)

	2.	High Yield Bond Fund	Post-Effective Amendment #45 (4/28/98)

	3.	Select Class Shares	Post-Effective Amendment #93 (11/29/05)

m.	Rule 12b-1 Plan

	1.	Plan of Distribution Pursuant to Rule 12b-1 dated April 14, 2014, as Amended August 19, 2015 and May 17, 2017	Post-Effective Amendment #154 (12/19/17)

n.	Rule 18f-3 Plan

	1.	Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3	Post-Effective Amendment #154 (12/19/17)

o.	Power of Attorney

	1.	Power of Attorney Relating to Registrant, State Street Master Funds, State Street Institutional Investment Trust, State Street Navigator Securities Lending Trust, Elfun Government Money Market Fund, Elfun Tax-Exempt Income Fund, Elfun Income Fund, Elfun Diversified Fund, Elfun International Equity Fund and Elfun Trusts	Post-Effective Amendment #152 (12/19/16)

p.	Code of Ethics

	1.	Relating to the Principal Executive and Senior Financial Officers	Post-Effective Amendment #130 (12/18/13)

	2.	Relating to the Principal Underwriter	Post-Effective Amendment #104 (12/15/10)

	3.	Jointly governing the Registrant, State Street Master Funds and the Adviser	Post-Effective Amendment #154 (12/19/17)

	4.	Relating to the Independent Trustees	Post-Effective Amendment #152 (12/19/16)

Item 29.	Persons Controlled by or Under Common Control with Registrant

See the Statement of Additional Information regarding the Trust’s control relationships.

Item 30.	Indemnification

Indemnification is provided to officers and Trustees of the Registrant pursuant to Section 6.4 of Article VI of Registrant’s Second Amended and Restated Master Trust Agreement, which reads as follows:

“Section 6.4 Indemnification of Trustees, Officers, etc. The Trust shall indemnify (from the assets of the Sub-Trust or Sub-Trusts in question) each of its Trustees and officers (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a “Covered Person”) against all liabilities, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and expenses, including reasonable accountants’ and counsel fees, incurred by any Covered Person in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which such Covered Person may be or may have been involved as a party or otherwise or with which such person may be or may have been threatened, while in office or thereafter, by reason of being or having been such a Trustee or officer, director or trustee, except with respect to any matter as to which it has been determined that such Covered Person had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Covered Person’s office (such conduct referred to hereafter as “Disabling Conduct”). A determination that the Covered Person is entitled to indemnification may be made by (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was not liable by reason of Disabling Conduct, (ii) dismissal of a court action or an administrative proceeding against a Covered Person for insufficiency of evidence of Disabling Conduct, or (iii) a reasonable determination, based upon a review of the facts, that the indemnitee was not liable by reason of Disabling Conduct by (a) a vote of a majority of a quorum of Trustees who are neither “interested persons” of the Trust as defined in section 2(a)(19) of the 1940 Act nor parties to the proceeding, or (b) an independent legal counsel in a written opinion. Expenses, including accountants’ and counsel fees so incurred by any such Covered Person (but excluding amounts paid in satisfaction of judgments, in compromise or as fines or penalties), may be paid from time to time by the Sub-Trust in question in advance of the final disposition of any such action, suit or proceeding, provided that the Covered Person shall have undertaken to repay the amounts so paid to the Sub-Trust in question if it is ultimately determined that indemnification of such expenses is not authorized under this Article VI and (i) the Covered Person shall have provided security for such undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the disinterested Trustees who are not a party to the proceeding, or an independent legal counsel in a written opinion, shall have determined, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.”

The Investment Advisory Agreement provides that in the absence of negligence, bad faith or willful misconduct on the part of the Adviser in the performance of its obligations and duties under the Investment Advisory Agreement, reckless disregard by the Adviser of obligations and duties under the Investment Advisory Agreement, or a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services, the Adviser shall not be subject to liability to the Registrant or to any shareholder of the Registrant for any error of judgment, mistake of law or any other act or omission in the course of, or connected with, rendering services under the Investment Advisory Agreement or for any losses that may be sustained in the purchase, holding, redemption or sale of any security on behalf of the Registrant.

The Distribution Agreement provides that in the absence of negligence, bad faith or willful misconduct on the part of the Distributor in the performance of its obligations and duties under the Distribution Agreement, or reckless disregard by the Distributor of its obligations or duties under the Distribution Agreement, the Distributor shall not be subject to liability to the Registrant or to any shareholder of the Registrant for any error of judgment, mistake of law or any other act or omission in the course of, or connected with, rendering services under the Distribution Agreement. The Distributor, each person who has been, is, or may hereafter be an officer, director, or employee or agent of the Distributor, and any person who controls the Distributor (within the meaning of Section 15 of the 1933 Act) shall be indemnified by the Registrant from and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which the Distributor, its officers or Trustees, or any such controlling person may incur under the 1933 Act or under common law arising out of or based upon any alleged untrue statement of a material fact contained in the Registration Statement, Prospectus or Statement of Additional Information or arising out of or based upon any alleged omission to state a material fact required to be stated in said documents or necessary to make the statements not misleading. Registrant provides the following undertaking:

“Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.”

Item 31.	Business and Other Connections of Investment Adviser.

Any other business, profession, vocation or employment of a substantial nature in which each director or principal officer of each investment adviser is or has been, at any time during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee are as follows:

SSGA FM serves as the investment adviser for each series of the Trust. SSGA FM is a wholly-owned subsidiary of State Street Global Advisors Inc., which is itself a wholly-owned subsidiary of State Street Corporation. Prior to June 8, 2017, SSGA FM was a wholly-owned subsidiary of State Street Corporation. SSGA FM and other advisory affiliates of State Street Corporation make up State Street Global Advisors, the investment arm of State Street Corporation. The principal address of SSGA FM is State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111. SSGA FM is an investment adviser registered under the Investment Advisers Act of 1940.

Below is a list of the directors and principal executive officers of SSGA Funds Management, Inc. (“SSGA FM”) and their principal occupation. Unless otherwise noted, the address of each person listed is State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111-2900.

Name	Principal Occupation
James E. Ross	Chairman and Director of SSGA FM; Executive Vice President of SSGA
Ellen Needham	Director and President of SSGA FM; Senior Managing Director of SSGA
Barry Smith	Director and CTA - Chief Marketing Officer of SSGA FM; Senior Managing Director of SSGA
Lori Heinel	Director of SSGA FM; Executive Vice President of SSGA
Steven Lipiner	Director of SSGA FM; Chief Financial Officer of SSGA
Alyssa Albertelli	Chief Compliance Officer of SSGA FM; Chief Compliance Officer of SSGA
Bo Trevino	Treasurer of SSGA FM; Vice President of SSGA
Sean O’Malley, Esq.	Chief Legal Officer of SSGA FM; Deputy General Counsel of SSGA
Ann Carpenter	Chief Operating Officer of SSGA FM; Managing Director of SSGA
Greg Hartch	Chief Risk Officer of SSGA FM; Senior Vice President of SSGA
Joshua A. Weinberg, Esq.	Clerk of SSGA FM; Managing Director and Managing Counsel of SSGA
Dan Furman, Esq.	Assistant Clerk of SSGA FM; Managing Director and Managing Counsel of SSGA
Leanne Dunn, Esq.	Assistant Clerk of SSGA FM; Managing Director and Senior Counsel of SSGA
Mike Pastore, Esq.	Assistant Clerk of SSGA FM; Managing Director and Senior Counsel of SSGA

Item 32.	Principal Underwriters

(a)	State Street Global Advisors Funds Distributors, LLC (“SSGA FD”), State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111, serves as the Trust’s principal underwriter and also serves as the principal underwriter for the following investment companies: State Street Institutional Trust, State Street Variable Insurance Series Funds, Inc., SPDR Series Trust, SPDR Index Shares Funds, SSGA Active Trust, Elfun Tax Exempt Income Fund, Elfun Income Fund, Elfun International Equity Fund, Elfun Government Money Market Fund, Elfun Trusts, Elfun Diversified Fund, State Street Institutional Investment Trust and State Street Master Funds.

(b)	To the best of the Registrant’s knowledge, the directors and executive officers of SSGA FD, are as follows:

NAME AND PRINCIPAL BUSINESS ADDRESS*	POSITION AND OFFICES WITH UNDERWRITER	POSITION AND OFFICES WITH REGISTRANT
James E. Ross	Chief Executive Officer and Director	Trustee
Gregory B. Hartch	Director	None
Nicholas M. Good	Director	None
Jeanne M. LaPorta	Director	None
Steven Lipiner	Director	None
Katherine S. McKinley	Director	None
Ellen M. Needham	Director	President
M. Patrick Donovan	Chief Compliance Officer and Anti-Money Laundering Officer	None
Christopher P. Jensen	Chief Financial Officer	None
Sean P. O’Malley, Esq.	Chief Legal Officer	None

*	The Principal business address for each of the above directors and executive officers is One Lincoln Street, Boston, MA 02111.

(c)	Not applicable.

Item 33.	Location of Accounts and Records

The Registrant’s Sub-Administrator, State Street Bank and Trust Company, 100 Summer Street, 7th Floor, Boston, Massachusetts 02111, will maintain the physical possession of the books and records required by subsection (b)(4) of Rule 31a-1 under the Investment Company Act of 1940. All other accounts, books and documents required by Rule 31a-1 are maintained in the physical possession of Registrant’s (i) investment adviser, SSGA Funds Management, Inc., One Lincoln Street, Boston, Massachusetts 02111; or 32nd Floor, Two Exchange Square, 8 Connaught Place, Central Hong Kong, China; or 21 St. James Square, London SW1Y 4SS, England, or (ii) transfer agent, DST Asset Manager Solutions, Inc. (formerly known as Boston Financial Data Services, Inc.), 2000 Crown Colony Drive, Quincy, MA 02169; or (iii) Custodian, State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111; 1776 Heritage Drive, North Quincy, Massachusetts 02171; and 200 Newport Avenue, Josiah Quincy Building JQ5S, North Quincy, MA 02171.

Item 34.	Management Services

Not applicable.

Item 35.	Undertakings

Not applicable.

EXHIBIT INDEX

Exhibit No.	Document

28(h)(5)	Amendment to Schedule A of the Transfer Agency and Services Agreement

28(h)(6)	Amendment to Transfer Agency and Service Agreement

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, SSGA Funds, certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment No. 156 to its Registration Statement pursuant to Rule 462(d) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and Commonwealth of Massachusetts on the 19th day of January, 2018.

SSGA FUNDS

By:	/s/ Ellen M. Needham
Ellen M. Needham
President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities as indicated on January 19, 2018:

Signature	Signature

/s/ Michael F. Holland* Michael F. Holland, Trustee	/s/ James E. Ross* James E. Ross, Trustee

/s/ William L. Marshall* William L. Marshall, Trustee	/s/ Richard D. Shirk* Richard D. Shirk, Trustee

/s/ Patrick J. Riley* Patrick J. Riley, Trustee	/s/ Rina K. Spence* Rina K. Spence, Trustee

/s/ Michael A. Jessee* Michael A. Jessee, Trustee	/s/ Bruce D. Taber* Bruce D. Taber, Trustee

/s/ Bruce S. Rosenberg Bruce S. Rosenberg, Treasurer and Principal Financial Officer	/s/ Douglas T. Williams* Douglas T. Williams, Trustee

/s/ Ellen M. Needham Ellen M. Needham, President and Principal Executive Officer

*By:	/s/ Jesse Hallee
Jesse Hallee
Attorney-in-Fact
Pursuant to Powers of Attorney

SIGNATURES

This Registration Statement contains certain disclosures regarding the State Street Equity 500 Index Portfolio (the “Portfolio”), a series of State Street Master Funds (the “Trust”). The Trust has, subject to the next following sentence, duly caused this Post-Effective Amendment No. 156 to the Registration Statement on Form N-1A of SSGA Funds (the “Registrant”) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and the Commonwealth of Massachusetts on January 19, 2018. The Trust is executing this Registration Statement only in respect of the disclosures contained herein specifically describing the Trust and the Portfolio, and hereby disclaims any responsibility or liability as to any other disclosures in this Registration Statement.

STATE STREET MASTER FUNDS

By:	/s/ Ellen M. Needham
Ellen M. Needham
President, State Street Master Funds

This Registration Statement on Form N-1A of the Registrant has been signed below by the following persons, solely in the capacities indicated and subject to the next following sentence, on January 19, 2018. Each of the following persons is signing this Post-Effective Amendment No. 156 to this Registration Statement only in respect of the disclosures contained herein specifically describing the Trust and the Portfolio, and hereby disclaims any responsibility or liability as to any other disclosures in this Registration Statement.

Signature	Signature

/s/ Michael F. Holland* Michael F. Holland, Trustee	/s/ James E. Ross* James E. Ross, Trustee

/s/ William L. Marshall* William L. Marshall, Trustee	/s/ Richard D. Shirk* Richard D. Shirk, Trustee

/s/ Patrick J. Riley* Patrick J. Riley, Trustee	/s/ Rina K. Spence* Rina K. Spence, Trustee

/s/ Michael A. Jessee* Michael A. Jessee, Trustee	/s/ Bruce D. Taber* Bruce D. Taber, Trustee

/s/ Bruce S. Rosenberg Bruce S. Rosenberg, Treasurer and Principal Financial Officer	/s/ Douglas T. Williams* Douglas T. Williams, Trustee

/s/ Ellen M. Needham Ellen M. Needham, President and Principal Executive Officer

*By: /s/ Jesse Hallee
Jesse Hallee
Attorney-in-Fact
Pursuant to Powers of Attorney